

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2022

Mark Hanchett
Chief Executive Officer
Atlis Motor Vehicles Inc
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205

> **Re: Atlis Motor Vehicles Inc**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted December 19, 2022**
> **CIK No. 0001722969**

Dear Mark Hanchett:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement on Form S-1

General

1. We note your response to comment 1 and are unable to concur with the company's conclusion that Section 2.3(b)(v) of the Securities Purchase Agreement is not a closing condition within the investor's control. Please revise or remove "or any material adverse change in, any financial market which, in each case, in the reasonable judgment of such Purchaser, makes it impracticable or inadvisable to purchase the Securities at each applicable Closing" in Section 2.3(b)(v).

2. We note your response to comment 2 and your disclosure related to the Amended Collaboration Agreement on page 51. Please revise the disclosure on page 51 to disclose the term, including the renewal term, of the agreement.

Mark Hanchett
Atlis Motor Vehicles Inc
December 27, 2022
Page 2

       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing